UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

EnQuest PLC

(Name of applicant)

5th Floor, Cunard House, 15 Regent Street, London SW1Y 4LR, United Kingdom

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
7% PIK Toggle Senior Notes with a scheduled maturity in 2022 (the “New High Yield Notes”)

Aggregate principal amount currently expected to be $650 million plus any interest due but not paid on the High Yield Notes (as defined herein) on the date of issue of the New High Yield Notes (plus the amount of any additional New High Yield Notes issued in lieu of payment of interest thereon)

Approximate date of proposed public offering:

Upon effectiveness of the Company’s planned scheme of arrangement (the “Effective Date”), presently anticipated to be on or about 17 November 2016

Name and address of agent for service:

C T Corporation System

111 Eighth Avenue

New York, NY 10011

United States of America

With a copy to:

Kate Christ EnQuest PLC 5th Floor, Cunard House 15 Regent Street London SW1Y 4LR United Kingdom	Giles Boothman Ashurst LLP Broadwalk House 5 Appold Street London EC2A 2HA United Kingdom

EnQuest PLC (the “Company”) hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application for qualification or (ii) such earlier date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Company.

TABLE OF CO-APPLICANTS

The following direct and indirect subsidiaries of EnQuest PLC (“EnQuest” or the “Company”) are expected to be guarantors (the “Guarantors” and, together with the Company, the “Applicants”) of the 7% PIK Toggle Senior Notes with a scheduled maturity in 2022 (the “New High Yield Notes”) as of the Effective Date and are co-applicants on this application.

Name of Guarantors

EnQuest Britain Limited
EnQuest ENS Limited
EnQuest Heather Limited
EnQuest Heather Leasing Limited
EnQuest Global Limited
EnQuest NWO Limited
EQ Petroleum Sabah Limited

GENERAL

1.              General Information.

The form of organization of and the state or other sovereign power under the laws of which each Applicant is organized are as follows:

Company	Form of organization	Jurisdiction
EnQuest PLC	Public limited company	England and Wales
EnQuest Britain Limited	Company limited by shares	England and Wales
EnQuest ENS Limited	Company limited by shares	England and Wales
EnQuest Heather Limited	Company limited by shares	England and Wales
EnQuest Heather Leasing Limited	Company limited by shares	England and Wales
EnQuest Global Limited	Company limited by shares	England and Wales
EnQuest NWO Limited	Company limited by shares	England and Wales
EQ Petroleum Sabah Limited	Company limited by shares	England and Wales

2. Securities Act Exemption Applicable.

Registration of the New High Yield Notes under the Securities Act of 1933, as amended (the “Securities Act”), is not required by reason of the exemption from registration provided by Section 3(a)(10) of the Securities Act.

The New High Yield Notes are being issued as part of a restructuring of the financial liabilities of the Company (the “Restructuring”) which was announced on October 13, 2016. As further set out in the practice statement letter that was mailed to certain creditors of the Company on that day and which is included as Exhibit T3E.2 hereto, the Restructuring will be conducted, among other things, pursuant to a creditor scheme of arrangement (the “Scheme”) under Part 26 of the Companies Act 2006 (United Kingdom), as amended (the “Companies Act”), between the Company and (i) its creditors with respect to the Company’s US$650 million 7% Senior Notes due 2020 (the “High Yield Notes”) and also (ii) the holders of the Company’s £155 million 5.5 per cent. notes due February 2022 (the “Retail Notes”). The High Court of Justice in England and Wales (the “Court”) is expected to rule on the fairness of the Scheme. If approved by the relevant parties, following completion of the Scheme, the ultimate beneficial owners of the Company’s High Yield Notes will hold New High Yield Notes in a principal amount equal to the principal amount of the High Yield Notes currently held by each such beneficial owner plus any interest due but unpaid on the High Yield Notes held by such beneficial owner as at the issue date of the New High Yield Notes, while the terms of the Retail Notes will be amended as further described in the scheme document included as Exhibit T3E.1 hereto (the “Scheme Document”).

Further details of the Scheme and Restructuring are set out in the Scheme Document, which includes an explanatory statement required by English law to set out all information that scheme creditors would need to know in order to be able to properly consider whether to vote in favor of the Company’s Scheme at the meeting of creditors convened by the Court. The Scheme is subject to certain conditions precedent, including approval of the relevant scheme by a majority in number and three-fourths in value of the class of creditors present and voting at the meeting, sanctioning of the scheme by the Court following a hearing on the fairness of the transactions and the filing of the relevant court orders with the Registrar for registration, all as more fully set out in the Scheme Document. The Scheme is also conditional on the further steps of the Restructuring becoming effective, as further described in the Scheme Document. The Company anticipates distributing the Scheme Document to relevant scheme creditors shortly after this application has been filed.

Section 3(a)(10) of the Securities Act provides an exemption from the registration provisions of the Securities Act for:

[A]ny security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests. . . where the terms and conditions of such issuance or exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court. . . .

In Staff Legal Bulletin No. 3A, the Staff of the Securities and Exchange Commission (the “Commission”) has identified eight factors that must be satisfied before a company may rely on the Section 3(a)(10) exemption:

I.                     THE SECURITIES MUST BE ISSUED IN EXCHANGE FOR SECURITIES, CLAIMS OR PROPERTY INTERESTS.

As described above, if the New High Yield Notes are issued, they will be issued in consideration of the cancellation and release of the claims of the relevant scheme creditors, as set forth in the Scheme Document. No holder of the outstanding securities has made or will be requested to make any cash payment to the Company in connection with the Scheme.

II.                A COURT OR AUTHORIZED GOVERNMENTAL ENTITY MUST APPROVE THE FAIRNESS OF THE TERMS AND CONDITIONS OF THE EXCHANGE.

Staff Legal Bulletin No. 3A sets forth the view of the Commission that the term “court” in section 3(a)(10) includes a foreign court. In addition, the Staff of the Commission has recognized the Court acting under Section 425 of Part XIII of the Companies Act 1985 (the legislative forerunner of Part 26 of the Companies Act as a court qualified to approve the fairness of an exchange pursuant to Section 3(a)(10). See, e.g., Xyratex Group Limited No-Action Letter (available May 29, 2002); Global Telesystems No-Action Letter (available June 14, 2001).

Measures will also be taken to provide relevant information to scheme creditors. The Court has issued orders convening a meeting of the Company’s scheme creditors. In advance of the meeting and in furtherance of the relevant Court orders, the Scheme Document will be circulated to the scheme creditors in a manner designed to give timely and effective notice to these parties of the meeting. On the day fixed by the Court, a meeting of the scheme creditors will be held, and such parties will vote on whether to approve the Scheme.

III.           THE REVIEWING COURT OR AUTHORIZED GOVERNMENTAL ENTITY MUST FIND, BEFORE APPROVING THE TRANSACTION, THAT THE TERMS AND CONDITIONS OF THE EXCHANGE ARE FAIR TO THOSE TO WHOM SECURITIES WILL BE ISSUED AND BE ADVISED BEFORE THE HEARING THAT THE ISSUER WILL RELY ON THE SECTION 3(A)(10) EXEMPTION BASED ON THE COURT’S OR AUTHORIZED GOVERNMENTAL ENTITY’S APPROVAL OF THE TRANSACTION.

It is anticipated that the Court will rule on the fairness of the Scheme, including, specifically, the fairness of the exchange of the High Yield Notes for the New High Yield Notes, both from a procedural and a substantive standpoint. The Court will have been advised that its ruling will be the basis for claiming an exemption from registration under the Securities Act by reason of the exemption afforded by Section 3(a)(10) thereof.

IV.            THE COURT OR AUTHORIZED GOVERNMENTAL ENTITY MUST HOLD A HEARING BEFORE APPROVING THE FAIRNESS OF THE TERMS AND CONDITIONS OF THE TRANSACTION.

Consummation of the Scheme is subject to the approval of the Court following the fairness hearing described above.

V.                 A GOVERNMENTAL ENTITY MUST BE EXPRESSLY AUTHORIZED BY LAW TO HOLD THE HEARING, ALTHOUGH IT IS NOT NECESSARY THAT THE LAW REQUIRE THE HEARING.

The fairness hearings are expressly authorized by Part 26 of the Companies Act.

VI.            THE FAIRNESS HEARING MUST BE OPEN TO EVERYONE TO WHOM SECURITIES WOULD BE ISSUED IN THE PROPOSED EXCHANGE.

At the fairness hearing, which will be open to all scheme creditors with no improper impediments to appearance, dissenting creditors will have the opportunity to voice objections to the sanction of the Scheme.

VII.       ADEQUATE NOTICE MUST BE GIVEN TO EVERYONE TO WHOM SECURITIES WOULD BE ISSUED IN THE PROPOSED EXCHANGE.

The Scheme Document and notice convening the creditor meeting will be circulated to scheme creditors in a manner designed to give such persons timely and effective notice of the meeting.

VIII.  THERE CANNOT BE ANY IMPROPER IMPEDIMENTS TO THE APPEARANCE BY THOSE PERSONS AT THE HEARING.

There will be no such impediments.

AFFILIATIONS

3.              Affiliates.

All of the Applicants are affiliates of each other. All of the Guarantors are direct and indirect wholly-owned subsidiaries of the Company.

For purposes of this Application only, certain directors and executive officers of the Applicants may also be deemed to be their “affiliates” by virtue of their respective positions in each entity. See Item 4, “Directors and Executive Officers”.

Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their holdings of voting securities of the Applicants. See Item 5, “Principal owners of voting securities”.

Set forth below is a list of the direct and indirect subsidiaries of the Company as of October 12, 2016.

Name	Country of incorporation / Principal place of business	Ownership
EnQuest Britain Limited	England	100%
EnQuest ENS Limited(1)	England	100%
EnQuest Heather Limited(1)	England	100%
EnQuest Heather Leasing Limited(2)	England	100%
EnQuest Global Limited	England	100%
EnQuest NWO Limited(3)	England	100%
EQ Petroleum Sabah Limited(3)	England	100%
Grove Energy Limited	Canada	100%
EnQuest Marketing and Trading Limited	England	100%
NSIP (GKA) Limited	Scotland	100%
EnQuest Energy Limited(1)	England	100%
EnQuest Production Limited(1)	England	100%
EnQuest Dons Leasing Limited(1) (dormant)	England	100%
EnQuest UK Limited(1) (dormant)	England	100%
EnQuest UKCS Limited(2) (dormant)	England	100%
EnQuest Thistle Limited(2) (dormant)	England	100%
Stratic UK Holdings Limited(2)	England	100%
EnQuest Global Services Limited(3)	Jersey	100%
EQ Petroleum Developments Malaysia SDN. BHD(3)	Malaysia	100%
EnQuest Norge AS(3)	Norway	100%
EQ Petroleum Production Malaysia Limited(3)	England	100%
NorthWestOctober Limited(4) (dormant)	England	100%

Notes:

(1)     Held indirectly by the Company through EnQuest Britain Limited.

(2)     Held indirectly by the Company through EnQuest Heather Limited.

(3)     Held indirectly by the Company through EnQuest Global Limited.

(4)     Held indirectly by the Company through EnQuest NOW Limited.

Following consummation of the Scheme and completion of the Restructuring, the list of all direct and indirect subsidiaries to the Company will remain the same.

MANAGEMENT AND CONTROL

4.              Directors and executive officers.

The following tables list the names of, and offices held by, each director and executive officers of the Applicants as of October 12, 2016. The mailing address for each director and executive officer is: c/o EnQuest PLC, 5th Floor, Cunard House, 15 Regent Street, London SW1Y 4LR, United Kingdom.

(1)           EnQuest PLC

Name	Position
Amjad Bseisu	Chief Executive
Jock Lennox	Chairman
Philip Holland	Non-Executive Director
Helmut Langanger	Senior Independent Director
Philip Nolan	Non-Executive Director
Jonathan Swinney	Chief Financial Officer
Stefan Ricketts	General Counsel & Company Secretary
Graeme Cook	HR Director
Richard Hall	Head of Major Projects
Faysal Hamza	Managing Director—Corporate Development
Neil McCulloch	President, North Sea
Bob Davenport	Managing Director, Malaysia
Imran Malik	Vice President, Finance

(2)           EnQuest Britain Limited

Name	Position
Paul Massie	Director
Neil McCulloch	Director
Stefan Ricketts	Director
Craig Stewart	Director
Kathryn Christ	Company Secretary

(3)           EnQuest ENS Limited

Name	Position
Paul Massie	Director
Neil McCulloch	Director
Stefan Ricketts	Director
Craig Stewart	Director
Kathryn Christ	Company Secretary

(4)           EnQuest Heather Limited

Name	Position
Paul Massie	Director
Neil McCulloch	Director
Stefan Ricketts	Director
Craig Stewart	Director
Kathryn Christ	Company Secretary

(5)           EnQuest Heather Leasing Limited

Name	Position
Paul Massie	Director
Neil McCulloch	Director
Stefan Ricketts	Director
Craig Stewart	Director
Kathryn Christ	Company Secretary

(6)           EnQuest Global Limited

Name	Position
Faysal Hamza	Director
Stefan Ricketts	Director
Craig Stewart	Director
Andrew Watt	Director
Kathryn Christ	Company Secretary

(7)           EnQuest NWO Limited

Name	Position
Richard Hall	Director
Faysal Hamza	Director
Stefan Ricketts	Director
Richard Salt	Director
Andrew Watt	Director
Kathryn Christ	Company Secretary

(8)           EQ Petroleum Sabah Limited

Name	Position
Faysal Hamza	Director
John Penrose	Director
Stefan Ricketts	Director
Andrew Watt	Director
Kathryn Christ	Company Secretary

5.              Principal owners of voting securities.

The principal owners of 10% or more of the voting securities for each Applicant as of October 12, 2016 are set forth in the table below. The address for each of the owners of the voting securities of the Guarantors listed below is 5th Floor, Cunard House, 15 Regent Street, London SW1Y 4LR, United Kingdom.

(1)           EnQuest PLC

As October 12, 2016, the Company believes that no person owns 10% or more of the Company’s £0.05 ordinary shares (the “Ordinary Shares”), which constitute the only class of securities presently entitled to vote in the direction or management of the affairs of the Company.

Following completion of the Restructuring, it is expected that Double A Limited, a company beneficially owned by the extended family of Amjad Bseisu, would own, directly or indirectly, Ordinary Shares representing 16.76% of the Ordinary Share capital of the Company, assuming that none of the Ordinary Shares that Double A Limited has agreed to take up pursuant to the Placing (as defined below) are clawed back to satisfy valid applications by shareholders of the Company under the Open Offer (as defined below).

(2)              EnQuest Britain Limited

Name and Complete			Percentage of Voting
Mailing Address	Title of Class Owned	Amount Owned	Securities Owned
EnQuest PLC	£1 Ordinary shares	15,211,604	100%

(3)           EnQuest ENS Limited

Name and Complete			Percentage of Voting
Mailing Address	Title of Class Owned	Amount Owned	Securities Owned
EnQuest Britain Limited	£1 Ordinary shares	100	100%

(4)           EnQuest Heather Limited

Name and Complete			Percentage of Voting
Mailing Address	Title of Class Owned	Amount Owned	Securities Owned
EnQuest Britain Limited	£1 Ordinary shares	9,705,000	100%

(5)           EnQuest Heather Leasing Limited

Name and Complete			Percentage of Voting
Mailing Address	Title of Class Owned	Amount Owned	Securities Owned
EnQuest Heather Limited	£1 Ordinary shares	100	100%

(6)           EnQuest Global Limited

Name and Complete			Percentage of Voting
Mailing Address	Title of Class Owned	Amount Owned	Securities Owned
EnQuest PLC	£1 Ordinary shares	42,193,600	100%

(7)           EnQuest NWO Limited

Name and Complete			Percentage of Voting
Mailing Address	Title of Class Owned	Amount Owned	Securities Owned
EnQuest Global Limited	£1 Ordinary shares	100	100%

(8)           EQ Petroleum Sabah Limited

Name and Complete			Percentage of Voting
Mailing Address	Title of Class Owned	Amount Owned	Securities Owned
EnQuest Global Limited	£1 Ordinary shares	1	100%
	USD Ordinary shares	4,250,000

UNDERWRITERS

6.              Underwriters.

(a) No person is acting as principal underwriter of the New High Yield Notes proposed to be offered pursuant to the Indenture.

In October 2016, J.P. Morgan Securities plc and Merrill Lynch International acted as joint bookrunners for an offering of the Company’s Ordinary Shares by way of a placing (the “Placing”) and open offer (the “Open Offer” and, together with the Placing, the “Placing and Open Offer”). The completion of the Placing and Open Offer is conditional upon the successful implementation of the Restructuring. The names and addresses of these entities is as follows:

J.P. Morgan Securities plc 25 Bank Street London E14 5JP United Kingdom	Merrill Lynch International 2 King Edward Street London EC1A 1HQ United Kingdom

In April 2014, J.P. Morgan Securities LLC, Barclays Bank PLC, BNP Paribas Securities Corp., Credit Suisse Securities (Europe) Limited, Goldman Sachs International, Merrill Lynch, Pierce Fenner & Smith Incorporated and Scotia Capital (USA) Inc. acted as initial purchasers in connection with the offering of the High Yield Notes. The names and addresses of these entities is as follows:

J.P. Morgan Securities LLC 383 Madison Avenue New York, New York 10179 United States of America	Barclays Bank PLC 1 Churchill Place London E14 5HP United Kingdom

BNP Paribas Securities Corp. 787 Seventh Avenue New York, New York 10019 United States of America	Credit Suisse Securities (Europe) Limited One Cabot Square London E14 4QJ United Kingdom

Goldman Sachs International Peterborough Court 133 Fleet Street London EC4A 2BB United Kingdom	Merrill Lynch, Pierce, Fenner & Smith Incorporated One Bryant Park New York, New York 10036 United States of America

Scotia Capital (USA) Inc. 250 Vesey Street New York, New York 10281 United States of America

(b) Not applicable.

CAPITAL SECURITIES

7.              Capitalization.

(a) The authorized and outstanding classes of securities of the Applicants as of October 12, 2016 were as follows:

(1)        EnQuest PLC

Title of Class	Amount Authorised	Amount Outstanding
Ordinary Shares (ordinary shares of £0.05 each)	802,660,757	802,660,757
High Yield Notes (7% Senior Notes due 2022)	$650,000,000	$650,000,000
Retail Notes (5.5 per cent. notes due February 2022)	£155,000,000	£155,000,000

Pursuant to the Placing and Open Offer, the Company is offering 356,738,114 new Ordinary Shares. Following completion of the Placing and Open Offering, the Company therefore expects the number of Ordinary Shares outstanding to be 1,159,398,871.

(2)        EnQuest Britain Limited

Title of Class	Amount Authorised	Amount Outstanding
£1 Ordinary shares	17,007,603	15,211,604

(3)        EnQuest ENS Limited

Title of Class	Amount Authorised	Amount Outstanding
£1 Ordinary shares	1,000	100

(4)        EnQuest Heather Limited

Title of Class	Amount Authorised	Amount Outstanding
£1 Ordinary shares	12,001,000	9,705,000

(5)        EnQuest Heather Leasing Limited

Title of Class	Amount Authorised	Amount Outstanding
£1 Ordinary shares	100	100

(6)        EnQuest Global Limited

Title of Class	Amount Authorised	Amount Outstanding
£1 Ordinary shares	42,193,600	42,193,600

(7)        EnQuest NWO Limited

Title of Class	Amount Authorised	Amount Outstanding
£1 Ordinary shares	100	100

(8)        EQ Petroleum Sabah Limited

Title of Class	Amount Authorised	Amount Outstanding
£1 Ordinary shares	1	1
USD Ordinary Shares	4,250,000	4,250,000

(b) The following is a brief outline of the voting rights of each class of voting securities:

Each holder of ordinary shares of the Applicants is entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. No other holders of securities of the Applicants are entitled to vote on matters submitted to a vote of stockholders.

INDENTURE SECURITIES

8.              Analysis of indenture provisions.

The New High Yield Notes will be subject to the Indenture between the Company and Deutsche Bank Trust Company Americas, dated as of the Effective Date (the “Indenture”), a form of which is filed as Exhibit T3C hereto. The following is a general description of certain provisions of the Indenture to be qualified. All capitalized terms not defined herein shall have the meanings ascribed to them in the Indenture and all sections described below shall correspond to those sections of the Indenture.

(A)                     Events of Default:

The following events will be defined as “Events of Default” in the Indenture:

(A)       Events of Default:

The following events will be defined as “Events of Default” in the Indenture:

(1)      default for 30 days in the payment when due of interest or Additional Amounts, if any, with respect to the New High Yield Notes (whether or not prohibited by the Guarantee Subordination Agreement or any Additional Guarantee Subordination Agreement);

(2)      default in the payment when due (at final maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the New High Yield Notes (whether or not prohibited by the Guarantee Subordination Agreement or any Additional Guarantee Subordination Agreement);

(3)      failure by the Company or any Guarantor to comply with the provisions described under the caption “—Certain covenants—Merger, consolidation or sale of assets”;

(4)      failure by the Company for 30 days after written notice to the Company by the Trustee or the holders of at least 25% in aggregate principal amount of the New High Yield Notes then outstanding to comply with any of the provisions described under the caption “—Repurchase at the option of holders—Change of control” above;

(5)      failure by the Company or relevant Guarantor for 60 days after written notice to the Company by the Trustee or the holders of at least 25% in aggregate principal amount of the New High Yield Notes then outstanding to comply with any of the other agreements in the Indenture (other than a default in performance, or breach, of a covenant or agreement which is specifically dealt with in clauses (1), (2), (3) or (4)), or the Guarantee Subordination Agreement or any Additional Guarantee Subordination Agreement;

(6)      default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created, after the Issue Date, if that default: (a) is caused by a failure to pay principal of such Indebtedness at final maturity thereof after giving effect to any applicable grace periods provided in such Indebtedness and such failure to make any payment has not been waived or the maturity of such Indebtedness has not been extended (a “Payment Default”); or (b) results in the acceleration of such Indebtedness prior to its express maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $100.0 million or more;

(7)      failure by the Company or any Significant Subsidiary or group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $100.0 million (net of any amount with respect to which a reputable and solvent insurance company has acknowledged liability in writing), which judgments are not paid, discharged, stayed or fully bonded for a period of 60 days (or, if later, the date when payment is due pursuant to such judgment);

(8)      except as permitted by the Indenture (including with respect to any limitations), any Note Guarantee of a Significant Subsidiary is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor that is a Significant Subsidiary or any Person acting on behalf of any such Guarantor that is a Significant Subsidiary, denies or disaffirms its obligations under its Note Guarantee;

(9)      certain events of bankruptcy or insolvency described in the Indenture with respect to the Company or any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary; and

(10)    an Event of Default under the Retail Notes.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

Other than with respect to certain events of bankruptcy or insolvency relating to the Company, a default is not an Event of Default unless the Trustee or the holders of at least 25% in aggregate principal amount of the then outstanding New High Yield Notes notify the Company in writing and, in case of a notice by holders, also the Trustee of the respective Event of Default.

The Company shall deliver written notice to the Trustee within 30 days of becoming aware of the occurrence of a Default or Event of Default.

If a Default or Event of Default occurs and is continuing and is known to the Trustee shall mail to each holder a notice of the Default or Event of Default within ten Business Days of becoming aware of the Default. The Trustee may withhold from holders of the New High Yield Notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or Additional Amounts or premium, if any.

(B)          Authentication and Delivery of the Notes and Application of Proceeds

An authorized member of the Board of Directors or an Officer of the Company shall sign the New High Yield Notes for the Company by manual or facsimile signature. If an authorized member of the Board of Directors or an Officer whose signature is on a New High Yield Note no longer holds that office at the time the Trustee authenticates the New High Yield Note, the New High Yield Note shall be valid nevertheless.

A New High Yield Note shall not be valid or obligatory for any purpose until at least one authorized officer of the Trustee signs the certificate of authentication on the New High Yield Note by manual signature. The signature shall be conclusive evidence that the New High Yield Note has been authenticated under this Indenture.

On the Effective Date, the Trustee will initially authenticate New High Yield Notes executed and delivered to it by the Company in an aggregate principal amount of $650 million plus any interest due but not paid on the High Yield Notes on the date of issue of the New High Yield Notes. Additional New High Yield Notes may be issued, authenticated and delivered from time to time under the Indenture in accordance with Section 2.16 thereof.

The New High Yield Notes will be in registered book-entry form without coupons in minimum denominations of $1 and in integral multiples of $1; however, New High Yield Notes may only be subscribed in minimum amounts of $1,000 and in integral multiples of $1 in excess thereof and may only be traded in minimum amounts of $1,000 and in integral multiples of $1.

The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate New High Yield Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate New High Yield Notes whenever the Trustee may do so. Such authenticating agent shall have the same rights as the Trustee in any dealings hereunder with the Company or with any of the Company’s Affiliates.

The New High Yield Notes will be issued in consideration for the release and cancellation of the claims of the scheme creditors with respect to the High Yield Notes under the Scheme. Consequently, the Company will receive no proceeds from the issuance of the New High Yield Notes.

(C)          Release of Property Subject to Lien.

Not applicable.

(D)          Satisfaction and Discharge of Indenture

When (i) all outstanding New High Yield Notes have been delivered to the Registrar for cancellation and the Company or any Guarantor has paid all sums payable by it under the Indenture; or (ii) all outstanding New High Yield Notes have become due and payable or mature within one year and (A) the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash and/or non-callable U.S. Government Obligations that will provide money in amounts sufficient to pay principal, premium,  Additional Amounts, if any, and accrued interest to the date of final maturity or redemption; (B) no Default or Event of Default has occurred and is continuing on the date of the deposit; (C) the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound; and (D) the Company has delivered an Officers’ Certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied, then the Indenture shall, subject to certain exceptions (including, among other matters, with respect to deposits under clause (ii) above until the New High Yield Notes are no longer outstanding, obligations to register the transfer or exchange of the New High Yield Notes, to replace stolen, lost or mutilated New High Yield Notes, to maintain paying agencies and to hold monies for payment in trust) cease to be of further effect.

(E)          Compliance Certificate

The Company shall deliver to the Trustee, within 90 days after the end of each fiscal year, an officer’s certificate stating that a review of the activities of the Company and its Restricted Subsidiaries has been made  under the supervision of the signing officers with a view to determining the Company’s and its Restricted Subsidiaries’ performance under the Indenture and that the Company has fulfilled all obligations and all covenants thereunder and is not in default in the performance or observance of the terms, provisions and condition of the Indenture, or, if there has been a default in such performance or observance, describing each such default and the actions the Company is taking or proposed to take with respect thereto.

The Company will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

Upon any request or application by the Company or any Guarantor to the Trustee to take or refrain from taking any action under the Indenture, the Company or Guarantor shall, if requested by the Trustee, furnish to the Trustee (a) an Officers’ Certificate stating that, in the opinion of the signers, all conditions precedent, if any, provided for in the Indenture relating to the proposed action have been complied with, (b) an Opinion of Counsel stating that, in the opinion of counsel, all such conditions have been complied with and (c) where applicable, a certificate or opinion by an accountant that complies with section 314(c) of the U.S. Trust Indenture Act.

9.         Other obligors.

There is no other person or entity that is an obligor under the indenture to be qualified.

Contents of application for qualification. This application for qualification comprises —

(a)             Pages numbered 1 to 15, consecutively.

(b)             The statement of eligibility and qualification on Form T-1 of Deutsche Bank Trust Company Americas under the indenture to be qualified (included as Exhibit T3G hereto).

(c)              The following exhibits in addition to those filed as a part of the Form T-1 statement of eligibility and qualification of the Trustee.

Exhibit Number	Description
Exhibit T3A.1	The Articles of Association of EnQuest PLC as in effect on the date hereof

Exhibit T3B.1	Not applicable. Under the Companies Act, the Company’s Articles of Association filed under T3A contain both the equivalent of the Company’s charter and the equivalent of its by-laws.

Exhibit T3C	Form of Indenture between EnQuest PLC and Deutsche Bank Trust Company Americas for the 7% PIK Toggle Senior Notes with a scheduled maturity in 2022 (included as part of Exhibit T3E.1)

Exhibit T3D*	Findings of the Court*

Exhibit T3E.1	Scheme Document

Exhibit T3E.2	Practice Statement Letter

Exhibit T3F	Trust Indenture Act Cross-Reference Table (included as part of Exhibit T3C)

Exhibit T3G	Statement of Eligibility and Qualification of the Trustee on Form T-1

*                                         To be filed by amendment.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, EnQuest PLC, a public limited company organized and existing under the laws of England and Wales, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of London, United Kingdom, on the 24th day of October, 2016.

ENQUEST PLC

		By:	/s/ Jonathan Swinney
Jonathan Swinney
Chief Financial Officer

Attest:	/s/ Stefan Ricketts
Stefan Ricketts
Company Secretary

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Guarantors, companies limited by shares organized and existing under the laws of England and Wales, have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of London, United Kingdom, on the 24th day of October, 2016.

ENQUEST BRITAIN LIMITED,
ENQUEST ENS LIMITED,
ENQUEST HEATHER LIMITED,
ENQUEST HEATHER LEASING LIMITED,
ENQUEST GLOBAL LIMITED,
ENQUEST NWO LIMITED,
EQ PETROLEUM SABAH LIMITED

		By:	/s/ Stefan Ricketts
Stefan Ricketts
Director
Attest:	/s/ Kathryn Christ
Kathryn Christ
Company Secretary

Exhibit Index

Exhibit Number	Description
Exhibit T3A.1	The Articles of Association of EnQuest PLC as in effect on the date hereof

Exhibit T3B.1	Not applicable. Under the Companies Act, the Company’s Articles of Association filed under T3A contain both the equivalent of the Company’s charter and the equivalent of its by-laws.

Exhibit T3C	Form of Indenture between EnQuest PLC and Deutsche Bank Trust Company Americas for the 7% PIK Toggle Senior Notes with a scheduled maturity in 2022 (included as part of Exhibit T3E.1)

Exhibit T3D*	Findings of the Court*

Exhibit T3E.1	Scheme Document

Exhibit T3E.2	Practice Statement Letter

Exhibit T3F	Trust Indenture Act Cross-Reference Table (included as part of Exhibit T3C)

Exhibit T3G	Statement of Eligibility and Qualification of the Trustee on Form T-1

*                                         To be filed by amendment.